                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)

                               FARAH INCORPORATED
                           (Name of Subject Company)

                     TROPICAL SPORTSWEAR INT'L CORPORATION
                           FOXFIRE ACQUISITION CORP.
                                   (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   307387100
                                 (CUSIP Number)

                                 MICHAEL KAGAN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                     TROPICAL SPORTSWEAR INT'L CORPORATION
                            4902 WEST WATERS AVENUE
                           TAMPA, FLORIDA 33634-1302
                                 (813) 249-4900
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    Copy to:
                                STEPHEN A. OPLER
                               ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                          ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7000


                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------
     TRANSACTION VALUE (1)                     AMOUNT OF FILING FEE
     -----------------                         --------------------
        $ 96,078,888                                 $ 19,216
------------------------------------------------------------------------------

(1) For purposes of calculating fee only. This amount assumes the purchase of 10,286,357 outstanding shares of common stock of Farah Incorporated at $9.00 in cash per share, and the cancellation of 1,016,500 options and payment therefor of the difference between the exercise price of such options and $9.00, if any. The amount of the filing fee was calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 1/50 of one percentum of the value of the shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: NOT APPLICABLE      Filing party: _____________________

Form or registration no.: NOT APPLICABLE    Date filed: _______________________


                              Page 1 of 7 Pages

CUSIP NO. 307387100                    14D-1    PAGE    2     OF    7    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      59-3420305
          TROPICAL SPORTSWEAR INT'L CORPORATION
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
             FLORIDA
          ---------------------------------------------------------------------

  (7)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            40
          ---------------------------------------------------------------------

  (8)     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  (9)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
             LESS THAN 1%
          ---------------------------------------------------------------------

 (10)     TYPE OF REPORTING PERSON*
             CO
          ---------------------------------------------------------------------

                              Page 2 of 7 Pages

CUSIP NO. 307387100                   14D-1      PAGE    3     OF   7     PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             FOXFIRE ACQUISITION CORP.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
             TEXAS
          ---------------------------------------------------------------------

  (7)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             40
          ---------------------------------------------------------------------

  (8)     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  (9)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
             Less than 1%
          ---------------------------------------------------------------------

 (10)     TYPE OF REPORTING PERSON*
             CO
          ---------------------------------------------------------------------



                               Page 3 of 7 Pages

                                  TENDER OFFER

         This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Foxfire Acquisition Corp., a Texas corporation (the "Purchaser") and a wholly owned subsidiary of Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"), to purchase all of the outstanding shares (the "Shares") of Common Stock, no par value per share (the "Common Stock") of Farah Incorporated, a Texas corporation (the "Company"), at $9.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2)(which together constitute the "Offer").

ITEM 1.        SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Farah Incorporated and the address of its principal executive offices is 4171 North Mesa, Building D, Suite 500, El Paso, Texas 79902-1433.

     (b) The class of securities to which this Statement relates is the Common Stock, no par value per share, of the Company. As of April 30, 1998, there were 10,286,357 Shares issued and outstanding and there were outstanding options to purchase, and restricted stock awards for, an aggregate of 1,016,500 Shares. Purchaser is seeking to purchase all of the outstanding Shares at a purchase price of $9.00 per Share, net to the seller in cash. All of the outstanding options will be cancelled and the holders thereof will be paid the difference between the exercise price of such options and $9.00, if any. Further, any restrictions on restricted stock awards will lapse.

     (c) The information set forth in "Section 6 -- Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.        IDENTITY AND BACKGROUND.

     (a)-(d), (g)        The information set forth in the "INTRODUCTION" and
"Section 9 -- Certain Information Concerning the Purchaser and TSI" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of the Purchaser and TSI and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years neither the Purchaser or TSI nor, to the best knowledge of the Purchaser and TSI, any of the persons listed in Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.        PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
               COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, neither the Purchaser or TSI, nor, to the best knowledge of the Purchaser and TSI, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.



                               Page 4 of 7 Pages

     (a)(2) Other than the transactions described in Item 3(b) below, neither the Purchaser or TSI, nor, to the best knowledge of the Purchaser and TSI, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b)       The information set forth in the "INTRODUCTION," "Section
9 -- Certain Information Concerning the Purchaser and TSI," "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 10 -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c)       Not applicable.

ITEM 5.        PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
               BIDDER.

     (a)-(e) The information set forth in the "INTRODUCTION", "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Section 9 -- Certain Information Concerning the Purchaser and TSI" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION," "Section 10 -- Source and Amount of Funds," "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Section 12 -- Plans for the Company; Other Matters" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.        PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.        FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in "Section 9 -- Certain Information Concerning the Purchaser and TSI" of the Offer to Purchase is incorporated herein by reference.



                              Page 5 of 7 Pages

ITEM 10.       ADDITIONAL INFORMATION.

      (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or TSI, or to the best knowledge of the Purchaser and TSI, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

      (b)-(c) The information set forth in the "INTRODUCTION", "Section 14 -- Conditions of the Offer" and "Section 15 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

      (d) The information set forth in "Section 7 -- Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Section 15 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

      (e)      None.

      (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.       MATERIALS TO BE FILED AS EXHIBITS.

  (a)(1)       Offer to Purchase dated May 8, 1998.
  (a)(2)       Letter of Transmittal with respect to the Shares.
  (a)(3)       Letter, dated May 8, 1998, from Prudential Securities Incorporated (Dealer Manager) to
                  Brokers, Dealers, Banks, Trust Companies and Other Nominees.
  (a)(4)       Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their
                  Clients.
  (a)(5)       Notice of Guaranteed Delivery with respect to the Shares.
  (a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
  (a)(7)       Press Release jointly issued by TSI and the Company dated May 4, 1998.
  (a)(8)       Form of Summary Advertisement dated May 8, 1998.
  (a)(9)       Press Release issued by TSI dated May 8, 1998.
  (b)(1)       Commitment Letter (including the related term sheet) dated April 26, 1998, from Prudential
                  Securities Credit Corp.
  (c)(1)       Agreement and Plan of Merger, dated as of May 1, 1998, by and among TSI, the
                  Purchaser and the Company.
  (c)(2)       Confidentiality Agreement dated March 20, 1998 between the Company and TSI.
  (c)(3)       Confidentiality Agreement dated March 26, 1998 between the Company and TSI.
  (c)(4)       Confidentiality Agreement dated March 23, 1998 between TSI and the Company.
  (c)(5)       Employment Agreement dated May 1, 1998.
   (d)         None.
   (e)         Not applicable.
   (f)         None.



                              Page 6 of 7 Pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  May 8, 1998
                                   FOXFIRE ACQUISITION CORP.
                                   By: /s/ Michael Kagan
                                      ----------------------------------------
                                   Michael Kagan
                                   Chief Financial Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 8, 1998

                                   TROPICAL SPORTSWEAR INT'L CORPORATION
                                   By: /s/ Michael Kagan
                                      ----------------------------------------
                                   Michael Kagan
                                   Executive Vice President and
                                   Chief Financial Officer



                              Page 7 of 7 Pages

                               INDEX TO EXHIBITS

 (a)(1)    Offer to Purchase dated May 8, 1998.
 (a)(2)    Letter of Transmittal with respect to the Shares.
 (a)(3)    Letter, dated May 8, 1998, from Prudential Securities Incorporated (Dealer Manager) to Brokers, Dealers, Banks,
                Trust Companies and Other Nominees.
 (a)(4)    Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
 (a)(5)    Notice of Guaranteed Delivery with respect to the Shares.
 (a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
 (a)(7)    Press Release jointly issued by TSI and the Company dated May 4, 1998.
 (a)(8)    Form of Summary Advertisement dated May 8, 1998.
 (a)(9)    Press Release issued by TSI dated May 8, 1998.
 (b)(1)    Commitment Letter (including the related term sheet) dated April 26, 1998, from Prudential Securities Credit Corp.
 (c)(1)    Agreement and Plan of Merger, dated as of May 1, 1998, by and among TSI, the Purchaser and the Company.
 (c)(2)    Confidentiality Agreement dated March 20, 1998 between the Company and TSI.
 (c)(3)    Confidentiality Agreement dated March 26, 1998 between the Company and TSI.
 (c)(4)    Confidentiality Agreement dated March 23, 1998 between TSI and the Company.
 (c)(5)    Employment Agreement dated May 1, 1998.
  (d)      None.
  (e)      Not applicable.
  (f)      None.